Unknown;

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2002

INTERNATIONAL BARRIER TECHNOLOGY INC.

(Name of Registrant)

750 West Pender Street, #604, Vancouver, British Columbia  V6C 2T7

Executive Offices

1.

Press Release: August 15, 2002

2.

Form 51-901F Quarterly and Year End Report:

Fiscal Year Ended 6/30/2002, Schedules A and B

3.

Preliminary Notice of Meeting

4.

Confirmation of Mailing

5.

Notice of Meeting

6.

Information Circular

7.

Form of Proxy

8.

Confirmation of Mailing

9.

Form 51-901F Quarterly and Year End Report:

First Quarter Ended 9/30/2002, Schedules A and B

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx   Form 40-F ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___     No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

International Barrier Technology Inc. -- SEC File No. 0-20412

(Registrant)

Date:  January 3, 2002     By /s/ Michael Huddy

Michael Huddy, President and Director

INTERNATIONAL BARRIER TECHNOLOGY INC.

#604-750 West Pender Street

Vancouver, BC

V6C 2T7

Tel: 604-689-0188

August 15, 2002

SYMBOL: IBH: TSX-V

IBTGF.OB

PRESS RELEASE

International Barrier Technology Inc. (the “Company”) is pleased to announce that, effective August 8, 2002, trades in the shares of the Company have been approved for quotation on the NASD, Over-The-Counter Bulletin Board quotation service (OTCBB) under the symbol IBTGF.OB. INTERNATIONAL BARRIER TECHNOLOGY INC.

Per: “DAVID J. CORCORAN”

David J. Corcoran

Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES

NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY

OF THE CONTENT OF THIS PRESS RELEASE.

British Columbia	QUARTERLY AND YEAR END REPORT
Securities Commission	BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC   V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:
X	Schedule A
X	Schedule B
(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
YY/MM/DD
International Barrier Technology Inc.	June 30, 2002	02/11/13

ISSUER’S ADDRESS	c/o 750 West Pender Street, Suite 604

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.

Vancouver	BC	V6C 2T7	604-689-9773	1-800-638-4570
CONTACT PERSON	CONTACT’S POSITION	CONTACT TELEPHONE NO.

Michael Huddy	President	1-800-638-4570
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS

info@intlbarrier.com	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

“Victor Yates”	VICTOR YATES	02/11/13
DATE SIGNED
DIRECTOR’S SIGNATURE	PRINT FULL NAME	YY/MM/DD

“David Corcoran”	DAVID CORCORAN	02/11/13
DATE SIGNED
DIRECTOR’S SIGNATURE	PRINT FULL NAME	YY/MM/DD

(Electronic signatures should be entered in “quotations”)

INTERNATIONAL BARRIER TECHNOLOGY INC.

YEAR END REPORT

for the year ended June 30, 2002

Schedule A:  Financial Statements

–  See consolidated financial statements attached

Schedule B:

1.   Analysis of expenses and deferred costs:

General and administrative expenses

-  See consolidated financial statements attached

Cost of goods sold
Materials	$ 1,078,989
Plant wages	265,308
Plant overhead	76,731

$ 1,421,028

2.   Related party transactions:

–  See Note 11 to the consolidated financial statements attached

3.   Summary of securities issued and options granted during the year:

a)  Common shares issued for cash during the year

Date of Issue	Number	Type of Issue	Price	Total Proceeds
June 5, 2002	600,000	Exercise of options	$0.10	$60,000

b)  Options granted during the year

Date of Issue	Number	Optionee	Exercise Price	Expiry Date
June 5, 2002	415,000	Victor Yates	$0.10	June 5, 2007
June 5, 2002	415,000	David Corcoran	$0.10	June 5, 2007

INTERNATIONAL BARRIER TECHNOLOGY INC.

YEAR END REPORT

for the year ended June 30, 2002

4.  Summary of securities as at the end of the year:

a)  Description of authorized share capital

–

See Note 9 to the consolidated financial statements

b)  Number and recorded value for shares issued and outstanding

–

See Note 9 to the consolidated financial statements, consolidated statement of shareholders equity

c)  Description of options, warrants and convertible securities outstanding

–

See Note 9 to the consolidated financial statements

d)  Number of shares subject to escrow or pooling agreements:173,452

5.  List of directors and officers as at the date of this report:

David Corcoran, Director

Victor Yates, Director

Michael Huddy, President and Director

Tom Corcoran, Secretary

Schedule C:  Management Discussion and Analysis

-  See attached

INTERNATIONAL BARRIER TECHNOLOGY INC.

YEAR END REPORT

for the year ended June 30, 2002

Schedule C:  Management Discussion & Analysis

Description of Business

The Company (“Barrier”) manufactures and sells fire-rated building materials primarily in the United States of America.

Discussion of Operations

Sales reported for year ended June 30, 2002 were $1,860,167 representing a 24.4% increase over the previous year. Gross profit on sales was stable at $439,139 with a gross margin of 23.6% compared to a gross margin of 29.4% for the year ended June 30, 2001. Barrier reported a $317,041 net loss for the year ended June 30, 2002 compared to a net loss of $453,979 in the previous year.  Cash flows from operating activities were $42,739 for the year ended June 30, 2002, an increase of $294,832 over the prior year.

Sales as measured by surface footage of product shipped decreased to 1.77 million square feet from 2.15 million square feet, a decrease of 17.7%. The reason volume decreased while dollar sales increased is due to a changing mix of product, moving towards higher margin sales. A significant amount of discount priced product was shipped during the year ended June 30, 2001, destined for Japanese markets. Sales to Japanese markets dropped from 710,840 square feet in year ended June 30, 2001 to 69,850 square feet this year; a reduction in sales of 90.2%. Sales volume in the United States actually increased this year by 18.4% to 1,703,000 square feet from 1,438,520 square feet.

Cost of goods sold increased to $1,421,028 from $1,055,351 (34.6%). Barrier now purchases all of the wood sheathing used in the production of Blazeguard, except for that destined for Japan. The cost of sheathing, therefore, in this year was based on purchases of 1.7 million square feet versus 1.4 million square feet last year.

Operating expenses in the current year declined to $112,704 from $162,525 in the previous year. Operating costs include $36,082 in research and development and $78,385 in license fees for the US rights to the Pyrotite technology. License fees are 3% of gross sales with a  $50,000 US minimum.

General and administrative expenses decreased to $467,751 from $561,594 last year. Barrier did not incur any investor relations costs this year compared to $28,890 last year.  Foreign exchange decreased $61,074 as compared to the previous year.  There was an increase in accounting and audit fees of $12,404 as Barrier continues to use an outside accounting firm for bookkeeping for the US operation. Travel and promotion fees declined as less travel in support of the business occurred.  Filing fees increased this year as a result of acquiring approval to list the Company’s shares for trading on the over-the-counter NASDAQ Bulletin Board.

INTERNATIONAL BARRIER TECHNOLOGY INC.

YEAR END REPORT

for the year ended June 30, 2002

There were no changes to the Company’s board of directors during the year.  Related party charges for wages, management fees and interest on loans increased to $198,605 for the current year compared to $192,743 in the prior year.

New market developments continue to provide opportunity for future sales. These markets involve modular buildings: as interior “painted” walls in remote equipment shelters; and, as a part of a fire-rated roof deck assembly for modular/commercial applications. Barrier continues to experiment with process technology needed to utilize our existing production equipment to spray apply an epoxy paint system over the top of Blazeguard. This panel will compete directly with plastic overlaid (FRP) panels in a variety of applications, including: commercial kitchens and bathrooms; as well as, corridor walls in minimum security prisons, hospitals, and schools. Recent building code interpretations have made a fire rating in these markets even more of a necessity. Plastic burns readily with dangerous “smoke-developed” properties making it a dangerous choice even if used in combination with fire-rated sheet rock. Barrier’s Blazeguard product provides a cost effective alternative to plastic/sheet rock overlaid panels but Blazeguard needs to be finished with a surface coating that will compete in serviceability to plastic.

The Tnemec Paint Company, a respected producer of paint systems for commercial applications in the United States, has been instrumental in helping Barrier develop the appropriate finishing/painting technology required to provide a panel that meets the needs of the remote equipment shelter market.  Barrier has prepared samples utilizing existing equipment in the manufacturing facility in Watkins, Minnesota. Barrier believes that this panel will compete favorably with plastic overlaid panels, at similar pricing, but have the advantage of being “Class A” fire rated. Barrier intends to continue its work with the Tnemec Paint Company to grow sales in this market through 2003.

Barrier has continued the development of a rated roof assembly for modular/commercial building applications. Work which had started in 2001 with TruFast, Inc., a company who manufactures screws and nails for the mobile/modular industry has continued with the support of Mulehide Building Systems, Inc. (a subsidiary of ABC Supply, Inc.).  Mulehide carries a variety of “private-labeled” materials that are currently used in mobile/modular roofing systems including adhesives and surface membranes. Blazeguard will provide an integral portion of a new commercial roof system Mulehide plans to market in 2003. Extensive fire and wind load testing has already been completed. Final R&D testing is scheduled for December 2, 2002. Once the R&D tests are complete, Barrier and Mulehide will work together to have a rated “system” listed by UL (or another independent testing and listing laboratory in the US). Barrier and Mulehide plan to have significant sales develop in this market by year end 2003.

INTERNATIONAL BARRIER TECHNOLOGY INC.

YEAR END REPORT

for the year ended June 30, 2002

Barrier’s existing market applications continue to provide the basis of sales and fund the current cash flow requirements of the Company. New construction in multi-family residential building projects has emerged as our largest and most stable market. Barrier’s Florida wholesale distributor is currently purchasing product at a rate higher than ever and Florida has become the best US market for the Blazeguard product. Sales into the Florida market increased by 50,000 square feet (11%) this fiscal year. Sales for 2003 are expected to grow at an even higher rate.

The Lowe’s Contractor Yard’s have continued to convince multi-family development contractors to use Blazeguard. Sales in fiscal year ending June 30, 2002 were up nearly 200,000 square feet over the previous year (+78%). Even with the slow building months that occurred subsequent to the September 11, 2001 disaster, Lowe’s has built an expanded market share. Blazeguard continues to be the only fire-rated sheathing the Lowe’s Company has approved to sell.

While Barrier’s current business has been nearly exclusive to the Contractor Yard Division of The Lowe’s Company, increased interest has been shown by the Lowe’s Home Center Distribution Yards. Many of the nearly 500 stores Lowe’s has have commercial sales departments which cater to the builder community. These commercial sales departments periodically have teleconferencing meetings where business and new products are discussed. In the past few months Blazeguard has been discussed during a teleconference meeting. Each time this happens, Barrier receives numerous calls from all over the country. As interest continues to build in the Lowe’s Home Center network, it is likely that Lowe’s will elect to inventory Blazeguard at Central inter-company distribution centers. These centralized distribution centers serve to minimize transportation and handling costs to the Home Center Stores making it more economic to carry the Blazeguard product in less than full truckload quantities (LTL). Blazeguard is now inventoried at nine Contractor Yard locations, up from 5 in 2001.

Manufactures Reserve Supply, Inc., Barrier’s wholesale lumber distributor in New Jersey and eastern Pennsylvania continues to be a significant and important customer. Their business, however, remains focused on FRT “roof replacement” projects at the expense of exciting opportunities in new construction. Many of the remaining FRT replacement projects have already been completed and the State of New Jersey has terminated their program of funding FRT replacement projects with public money. Consequently, sales into this geography have fallen. In fiscal year ending June 30, 2000  MRS purchased 1.04 million sq.ft., or 50 percent of Barrier’s total sales for that year. For year ending June 30 2001 that total had declined to 679,000 sq.ft., or 32 percent of Barrier’s total sales. Last year the volume shipped held relatively steady, falling 3.8% to 652.9 sq.ft or 36.8% of sales. Barrier has communicated the importance of establishing a “new construction” focus to MRS’s Blazeguard sales and marketing efforts in the coming year. MRS has expressed their willingness to improve in this endeavor.

INTERNATIONAL BARRIER TECHNOLOGY INC.

YEAR END REPORT

for the year ended June 30, 2002

Finally, Barrier contracted with a manufacturers representative company covering the State of Florida beginning January 1, 2002. These sales agents have represented Barrier since that time and have been quite successful in gaining the technical expertise required to solicit architectural specification of the Blazeguard product line. Barrier expects to add significant sales as these representatives begin to make calls on architects and multi-family builders in the Florida market. This relationship will provide a prototype for similar relationships to be created in other geographies. Barrier believes that the building products distribution network requires committed sales representation accountable directly to the manufacture to maximize sales.

Subsequent Events

In August 2002, the Company’s shares were listed for trading on the over-the-counter Nasdaq Bulletin Board.

Financings

During the year ended June 30, 2002, the Company issued 600,000 common shares at $0.10 per share pursuant to the exercise of director’s share purchase options for cash proceeds of $60,000.  At the Company’s annual general meeting in December 2001, the Company’s shareholders approved a resolution for a 1 for 5 share consolidation.  As at the date of this report, the share consolidation has not taken place.

Liquidity and Solvency

The Company has a working capital deficiency of $703,915 as at June 30, 2002.  The Company’s ability to continue as a going concern is dependent obtaining new financing and the continued support of its creditors and directors.

INTERNATIONAL BARRIER TECHNOLOGY INC.

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2002 and 2001

(Stated in Canadian Dollars)

TERRY AMISANO LTD.

AMISANO HANSON

KEVIN HANSON, CA

CHARTERED ACCOUNTANTS

AUDITORS’ REPORT

To the Shareholders,

International Barrier Technology Inc.:

We have audited the consolidated balance sheets of International Barrier Technology Inc. as at June 30, 2002 and 2001 and the consolidated statements of loss, deficit and cash flows for the years ended June 30, 2002, 2001 and 2000.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2002 and 2001 and the results of its operations and its cash flows for the years ended June 30, 2002, 2001 and 2000 in accordance with generally accepted accounting principles in Canada.  As required by the British Columbia Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, Canada

“AMISANO HANSON”

October 16, 2002

Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern.  The accompanying consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business.  As discussed in Note 1 to the accompanying financial statements and in respect of the Company’s working capital deficiency and continuing losses from operations, substantial doubt about the Company’s ability to continuing as a going concern exists.  The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders dated October 16, 2002 is expressed in accordance with Canadian reporting which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the consolidated financial statements.

Vancouver, Canada

“AMISANO HANSON”

October 16, 2002

Chartered Accountants

750 WEST PENDER STREET, SUITE 604

TELEPHONE: 604-689-0188

VANCOUVER CANADA

FACSIMILE: 604-689-9773

INTERNATIONAL BARRIER TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS

as at June 30, 2002 and 2001

(Stated in Canadian Dollars)

		(Restated
		– Note 15)
ASSETS	2002	2001
Current
Accounts receivable	$ 125,529	$ 164,133
Inventory – Note 3	84,658	98,408
Prepaid expenses and deposits	9,127	1,127

	219,314	263,668
Capital assets – Note 4	990,676	1,134,670
License fee and technology – Note 5	1	1

	$ 1,209,991	$ 1,398,339

LIABILITIES
Current
Bank indebtedness – Note 6	$ 69,358	$ 127,139
Accounts payable and accrued liabilities – Note 11	468,015	381,295
Unearned income	8,942	12,744
Due to related parties – Note 11	217,256	164,275
Current portion of long-term debts – Note 7	44,048	71,260
Current portion of obligation under capital leases – Note 8	115,610	70,498

	923,229	827,211
Long-term debts – Note 7	161,330	148,822
Obligation under capital leases – Note 8	1,000,174	1,040,007

	2,084,733	2,016,040

SHAREHOLDERS’ DEFICIENCY
Share capital – Note 9	11,029,276	10,969,276

Deficit	(11,904,018)	(11,586,977)

	(874,742)	(617,701)

	$ 1,209,991	$ 1,398,339

Nature and Continuance of Operations – Note 1

Commitments – Notes 7, 8, 9 and 14

APPROVED BY THE DIRECTORS:

/s/ David Corcoran , Director	/s/ Victor Yates , Director
DAVID CORCORAN	VICTOR YATES

INTERNATIONAL BARRIER TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF LOSS

for the years ended June 30, 2002, 2001 and 2000

(Stated in Canadian Dollars)

		(Restated	(Restated
		– Note 15)	– Note 15)
	2002	2001	2000
Sales	$ 1,860,167	$ 1,495,608	$ 1,713,399
Cost of sales	(1,421,028)	(1,055,351)	(1,206,853)

Gross margin	439,139	440,257	506,546

Operating Expenses
Rent (recovery)	(1,763)	2,137	1,992
Research and development – Note 10	36,082	84,493	84,779
License fee expense – Note 14	78,385	75,895	73,655

	112,704	162,525	160,426

General and Administrative Expenses
Accounting and audit fees	28,705	16,301	18,440
Consulting fees	786	-	8,234
Filing fees	16,691	23,435	5,408
Foreign exchange (gain) loss	(11,276)	49,798	21,903
Insurance	27,025	25,527	26,755
Interest and bank charges – Note 11	42,463	36,588	25,828
Interest on long-term debt – Note 8	80,951	81,698	76,202
Investor relations	-	28,890	16,050
Legal fees	4,534	9,721	15,154
Office and miscellaneous	54,881	50,721	52,782
Telephone	7,355	8,531	9,488
Transfer agent fees	3,646	1,639	6,483
Travel, promotion and trade shows	32,326	46,140	32,263
Wages and management fees – Note 11	179,664	182,605	184,945

	467,751	561,594	499,935

Loss before amortization	(141,316)	(283,862)	(153,815)

Amortization – Note 4	(175,725)	(170,117)	(145,001)

Net loss for the year	$ (317,041)	$ (453,979)	$ (298,816)

Basic and diluted loss per share	$ (0.03)	$ (0.04)	$ (0.04)

Weighted average number of shares outstanding	12,588,355	11,052,255	8,378,683

INTERNATIONAL BARRIER TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF DEFICIT

for the years ended June 30, 2002, 2001 and 2000

(Stated in Canadian Dollars)

		(Restated	(Restated
		– Note 15)	– Note 15)
	2002	2001	2000

Deficit, beginning of the year, as previously stated	$(11,475,260)	$(11,046,388)	$(10,755,750)

Prior period restatement – Note 15	(111,717)	(86,610)	(78,432)

Deficit, beginning of the year, restated	(11,586,977)	(11,132,998)	(10,834,182)

Net loss for the year	(317,041)	(453,979)	(298,816)

Deficit, end of the year	$(11,904,018)	$(11,586,977)	$(11,132,998)

INTERNATIONAL BARRIER TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended June 30, 2002, 2001 and 2000

(Stated in Canadian Dollars)

		(Restated	(Restated
		– Note 15)	– Note 15)
	2002	2001	2000
Operating Activities
Net loss for the year	$ (317,041)	$ (453,979)	$ (298,816)
Item not involving cash:
Amortization	175,725	170,117	145,001

	(141,316)	(283,862)	(153,815)
Changes in non-cash working capital balances related to operations:
Accounts receivable	38,604	(86,382)	(49,265)
Inventory	13,750	(6,868)	(22,234)
Prepaid expenses and deposits	(8,000)	2,290	(3)
Accounts payable and accrued liabilities	86,720	91,434	204,441
Due to related parties	52,981	31,295	(57,638)

	42,739	(252,093)	(78,514)

Investing Activity
Purchase of capital assets	-	-	(262,114)

Financing Activities
Decrease in unearned income	(3,802)	(24,481)	(7,810)
Increase (decrease) in long-term debts	(14,704)	(41,105)	63,154
Increase (decrease) in capital lease obligations	(26,452)	3,604	(48,823)
Common shares issued for cash	60,000	235,842	294,213
Increase (decrease) in bank Indebtedness	(57,781)	78,233	39,894

	(42,739)	252,093	340,628

Change in cash during the year	-	-	-

Cash, beginning of the year	-	-	-

Cash, end of the year	$ -	$ -	$ -

Supplementary Cash Flow Information

Cash paid for:

Interest	$ 100,764	$ 97,639	$ 90,949

Income taxes	$ -	$ -	$ -

Non-cash Transactions – Note 12

INTERNATIONAL BARRIER TECHNOLOGY INC.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ DEFICIENCY

for the years ended June 30, 2002, 2001 and 2000

(Stated in Canadian Dollars)

Common Stock	(Restated –
	Issued		Note 15)
	Shares	Amount	Deficit	Total
Balance, June 30, 1999	6,008,925	$10,070,593	$(10,834,182)	$ (763,589)

Issue of shares for cash pursuant to a private placement – at $0.15	2,000,000	300,000	-	300,000

Less: legal fees	-	(5,787)	-	(5,787)

Issue of shares pursuant to the conversion of promissory notes payable – at $0.20	679,518	135,904	-	135,904

Issue of shares pursuant to debt settlements – at $0.15	1,551,495	232,724	-	232,724

Net loss for the year	-	-	(298,816)	(298,816)

Balance, June 30, 2000	10,239,938	10,733,434	(11,132,998)	(399,564)

Issue of shares for cash pursuant to the exercise of warrants – at $0.10	1,443,417	144,342	-	144,342

Issue of shares for cash pursuant to the exercise of options – at $0.10	735,000	73,500	-	73,500
– at $0.15	120,000	18,000	-	18,000

Net loss for the year	-	-	(453,979)	(453,979)

Balance, June 30, 2001	12,538,355	10,969,276	(11,586,977)	(617,701)

Issue of shares for cash pursuant to the exercise of options – at $0.10	600,000	60,000	-	60,000

Net loss for the year	-	-	(317,041)	(317,041)

Balance, June 30, 2002	13,138,355	$11,029,276	$(11,904,018)	$ (874,742)

INTERNATIONAL BARRIER TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2002 and 2001

(Stated in Canadian Dollars)

Note 1

Nature and Continuance of Operations

The Company was incorporated under the British Columbia Company Act and is publicly traded on the TSX Venture Exchange.

The Company’s principal business activity is the manufacture and sale of fire-rated building materials in the United States of America.

These consolidated financial statements have been prepared on a going concern basis.  The Company has a working capital deficiency of $703,915 as at June 30, 2002 and has accumulated $11,904,018 of losses since inception.  The Company’s ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2

Summary of Accounting Policies

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada and are stated in Canadian dollars.  Except as disclosed in Note 17, these financial statements conform in all material respects with GAAP in the United States of America.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.  Actual results could differ from these estimates.

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a)

Principles of Consolidation

These consolidated financial statements include the accounts of International Barrier Technology Inc. and its wholly-owned subsidiaries, Pyrotite Coatings of Canada Inc., a British Columbia company and Barrier Technology Corporation, a US company.  All inter-company transactions and balances have been eliminated.

(b)

Inventory

Inventory is valued by management at the lower of average cost and net realizable value.

Note 2

Significant Accounting Policies – (cont’d)

(c)

Capital Assets and Amortization

Capital assets are recorded at cost.  Amortization is provided using the following methods and rates:

Manufacturing equipment

straight line over 5 years

Equipment and furniture

20% - declining balance

Computer equipment

30% - declining balance

Railway spur

 4% - declining balance

Equipment under capital lease

20% - declining balance

Building under capital lease

straight line over 20 years

(d)

Leases

Leases are classified as capital or operating leases.  A lease that transfers substantially all of the benefits and risks incidental to the ownership of property is classified as a capital lease.  At the inception of a capital lease, an asset and an obligation are recorded at an amount equal to the lesser of the present value of the minimum lease payment and the property’s fair value at the beginning of the lease.  All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

(e)

Foreign Currency Translation

Monetary assets and liabilities denominated in United States dollars are translated into Canadian dollars at the exchange rate prevailing at the end of the year.  Non-monetary assets and liabilities and revenues and expenses are translated at the exchange rate prevailing at the respective transaction dates.  Translation gains and losses are recognized in the current year.

(f)

Research and Development

Research and development expenditures are expensed in the year in which they are incurred.

(g)

Basic and Diluted Loss Per Share

Loss per share amounts have been calculated and presented in accordance with the new recommendations of the Canadian Institute of Chartered Accountants.  The new standard has been applied on a retroactive basis and had no impact on the amounts previously reported.  Basic earnings per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year.  Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock.  The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method.  Fully dilutive amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred.  Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

(h)  Fair Value of Financial Instruments

The Company’s financial instruments consist of accounts receivable, bank indebtedness, accounts payable and accrued liabilities, due to related parties, long-term debt and obligation under capital leases.  The fair values of these financial instruments approximate their carrying values.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Note 2  Significant Accounting Policies – (cont’d)

(i)  Unearned Income

Unearned income represents a prepayment in respect to a contract for future sales.  Revenue is recognized on this prepayment at a rate of 3% of sales to the customer.

(j)  Stock-based Compensation

The Company has a share purchase option plan which is described in Note 9. No compensation expense is recognised for this plan when shares or share purchase options are issued to employees or directors. Any consideration paid by employees or directors on exercise of share purchase options or purchase of shares is credited to share capital. If shares or share purchase options are repurchased from employees or directors, the excess of the consideration paid over the carrying amounts of the shares or share purchase options cancelled is charged to deficit.

(k)  Revenue Recognition

(ii)  Building Supplies.  Revenue is recognized upon shipment, when the rights of the ownership of the building supplies are transferred to the purchaser.  Shipping and handling costs billed to customers have been included in revenue and shipping and handling costs expense have been included in cost of sales.

(ii)  License Fees.  License fees revenue is recognized when the licensor records the sale of products from IPOSB technology.

(l)  Income Taxes

The Company follows the liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current year.  Future income tax assets and liabilities are recognized in the current year for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes.  Future income tax assets and liabilities are measured using tax rates and laws expected to apply in the years in which those temporary differences are expected to be recovered or settled.  The effect of a change in tax rates on future income tax assets and liabilities is recognized in operations in the year of change.

Note 3

Inventory

	2002	2001
Raw materials	$ 73,683	$ 38,648
Finished goods	10,975	59,760

	$ 84,658	$ 98,408

Note 4

Capital Assets

		2002		2001
		Accumulated
	Cost	Amortization	Net	Net
Manufacturing equipment	$ 539,226	$ 510,207	$ 29,019	$ 136,864
Equipment and furniture	14,064	11,543	2,521	3,151
Computer equipment	18,867	17,742	1,125	1,607
Railway spur	132,449	23,257	109,192	113,742

	704,606	562,749	141,857	255,364
Assets under capital lease
Equipment	43,190	14,854	28,336	3,689
Land	74,434	-	74,434	74,434
Building	1,102,673	356,624	746,049	801,183

	$1,924,903	$ 934,227	$ 990,676	$ 1,134,670

Amortization of assets under capital leases included in amortization expense for the year ended June 30, 2002 is $62,218 (2001:  $56,057;  2000:  $56,355).

Note 5

License Fee and Technology - Note 14

	2002	2001
Cost	$ 794,961	$ 794,961
Less: Accumulated Amortization	(234,895)	(234,895)
Write-off - terminated License Agreement	(560,065)	(560,065)

	$ 1	$ 1

Pursuant to a revised License Agreement dated January 1, 1996 with Pyrotite Corporation (“Licensor”), the Company was granted the rights to use certain Licensor patents, trademarks and know-how to manufacture and sell certain Pyrotite products and substances in the territory of the USA.  This agreement expires January 1, 2015.

In a previous year, the Company wrote-off its license fees, in the amount of $560,065, directly associated with the purchase of the rights to manufacture fire retardant application products in the USA, acquired pursuant to a terminated License Agreement dated March 27, 1992.

Note 6

Bank Indebtedness

	2002	2001
Current account overdraft	$ 38,807	$ 37,070
Operating loan	30,551	90,069

	$ 69,358	$ 127,139

The operating loan payable in US dollars (US$20,150) bears interest at 10% per annum, is secured by accounts receivable and is due on demand.

Note 7

Long-term Debts

	2002	2001

Loan payable in US dollars (US$9,747) is repayable in monthly amounts of US$1,063 including interest at 10.5% per annum and is secured by a floating charge over inventory and capital assets, due March 3, 2003

	$ 14,779	$ 31,722

Loan payable in US dollars (US$18,308) is secured by a director’s guarantee and is repayable in monthly amounts of US$487 including interest at 10.5% per annum, due April 1, 2006	27,759	-

Promissory note payable in US dollars (US$61,900) is secured by capital assets and is repayable in monthly amounts of US$833 including interest at 6% per annum and beginning April 1, 2004 in three consecutive monthly payments of US$16,496	93,853	105,128

Loan payable in US dollars (US$45,500) is non-interest bearing, repayable in quarterly amounts of US$2,275 and is secured by a lien on the railway spur, due January 10, 2007	68,987	83,232

	205,378	220,082
Less: current portion	(44,048)	(71,260)

	$161,330	$148,822

Note 7

Long-term Debts – (cont’d)

Principal payments for the next five years are as follows:

2003	$ 44,048
2004	104,690
2005	21,055
2006	21,788
2007	13,797

$ 205,378

Note 8

Obligation Under Capital Leases

Future minimum lease payments on the obligation under capital leases together with the obligation due under capital leases are as follows:

2003	$178,659
2004	121,812
2005	121,812
2006	111,625
2007	111,625
Thereafter	948,823

1,594,356
Less: amount representing interest	(478,572)

1,115,784
Less: current portion	(115,610)

Long-term portion	$ 1,000,174

The capital leases bear interest at various rates from 6% to 13.5%.

Interest on capital leases included in interest on long-term debt for the year ended June 30, 2002 is $69,346 (2001:  $66,322;  2000:  $67,297).

Note 9

Share Capital

a)

Authorized:

100,000,000 common shares without par value

b)

Escrow:

At June 30, 2002, 173,452 shares are held in escrow by the Company’s transfer agent.  The release of these shares is subject to the direction or determination of the relevant regulatory authorities.

c)

Commitments:

Stock-based Compensation Plan

At June 30, 2002, the Company has granted the directors the option to purchase 1,310,000 common shares of the Company.  The options are granted with an exercise price equal to the market price of the Company’s shares on the date of the grants.

A summary of the status of company’s share purchase option plan as of June 30, 2002 and 2001 and changes during the years ending on those dates is presented below:

2002	2001
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price
Options outstanding and exercisable at beginning of the year	1,240,000	$0.10	1,015,000	$0.26
Granted	830,000	$0.10	1,080,000	$0.10
Expired	(160,000)	$0.125	-	-
Exercised	(600,000)	$0.10	(855,000)	$0.11

Options outstanding and exercisable at end of the year	1,310,000	$0.10	1,240,000	$0.10

The following summarizes information about share purchase options outstanding as at June 30, 2002:

	Exercise	Expiry
Number	Price	Date
480,000	$0.10	February 28, 2003
830,000	$0.10	June 5, 2007

1,310,000

Note 10

Research and Development

Research and development expense consists of the following for the years ended June 30, 2002, 2001 and 2000:

	2002	2001	2000
Salaries	$ 21,707	$ 58,286	$ 62,476
Testing services	14,375	28,207	22,303

	$ 36,082	$ 84,493	$ 84,779

Note 11

Related Party Transactions

The Company was charged the following by directors or private companies with common directors during the years ended June 30, 2002, 2001 and 2000:

	2002	2001	2000
Interest and bank charges	$ 21,512	$ 19,943	$ 9,006
Wages and management fees	177,093	172,800	168,579

	$ 198,605	$ 192,743	$ 177,585

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

Included in accounts payable and accrued liabilities is $62,097 (2001:  $52,910) owing to directors of the Company.

The amount due to related parties of $217,256 (2001:  $164,275) consists of amounts due to directors or private companies with common directors.  These amounts are unsecured, have no specific terms of repayment and bear interest at 10% per annum.

Note 12

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.  During the years ended June 30, 2002 and 2000, the following transactions were excluded from the statements of cash flows:

June 30, 2002

-

the Company acquired a capital asset with a cost of $31,731 by way of a capital lease.

Note 12

Non-cash Transactions – (cont’d)

June 30, 2000

-  the Company issued 679,518 common shares at $0.20 per share pursuant to agreements to convert promissory notes payable totalling $135,904;  and

-  the Company issued 1,551,495 common shares at $0.15 per share to settle debts totalling $232,724.

Note 13

Income Taxes

The Company has accumulated non-capital losses in Canada totalling $1,439,962 which expire in 2009 and non-capital losses in the United States totalling $786,065 which expire in 2022.  In addition, the Company has accumulated Scientific Research and Experimental Development Expenses in Canada of $1,087,818 which may be carried forward indefinitely to reduce taxable income in future years.  The potential future income tax benefit is not reflected in these financial statements.

Significant components of the Company’s future income tax assets are as follows:

	2002	2001
Non-capital losses carried forward	$ 818,989	$1,074,392
Scientific Research and Experimental Development expenses	387,480	420,115
Net carrying amount of capital assets	1,627,717	1,696,943

	2,834,186	3,191,450
Less valuation allowance	(2,834,186)	(3,191,450)

	$ -	$ -

The Company has recorded a valuation allowance against its future income tax assets based on the extent to which it is not more-likely-than-not that sufficient taxable income will be realized during the carry-forward periods to utilize all the future tax assets.

Note 14

Commitments

Technology Royalty

Pursuant to a revised License Agreement dated January 1, 1996 with Pyrotite Corporation (“Licensor”) the Company is required to pay a royalty of 3% of USA fire retardant product gross sales, minimum US$100,000 per annum from January 1, 1996 onward.  The Company has granted to the Licensor the rights to certain technology referred to as IPOSB Technology.

Note 14

Commitments – (cont’d)

The Licensor is required to pay the Company a royalty of 3% of USA gross sales from the IPOSB technology, minimum of US$50,000 per annum from January 1, 1996 onward.

License fee expense consists of the following for the years ended June 30, 2002, 2001 and 2000:

	2002	2001	2000
License fee expense	$ 156,770	$ 151,790	$ 147,310
License fee revenue	(78,385)	(75,895)	(73,655)

	$ 78,385	$ 75,895	$ 73,655

Note 15

Prior Period Restatement

The Company changed its accounting policy with respect to the deferral and amortization of foreign exchange gains/losses on long-term debt in accordance with the Canadian Institute of Chartered Accountants recommendations.  The new recommendations require the inclusion in current income of all foreign exchange gains/losses on long-term debt instruments.  As a result of this retroactive adjustment, the opening deficits for the years ended June 30, 2002, 2001 and 2000 were increased by $111,717, $86,610 and $78,432 respectively.  In addition, the net losses for the years ended June 30, 2001 and 2000 were increased by $25,107 and $8,178 respectively.

Note 16

Comparative Figures

Certain comparative figures of the prior years have been restated to conform with the presentation adopted for the current year.

Note 17

Differences Between Canadian and United States of America Accounting Principles

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America (“US GAAP”).

Note 17

Differences Between Canadian and United States of America Accounting Principles – (cont’d)

The Company’s accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States of America as follows:

a)

Earnings Per Share

Under Canadian GAAP basic earnings per share is calculated using the weighted average number of shares outstanding during the year.  Fully diluted earnings per share assumes that the outstanding warrants at the end of the year have been exercised at the beginning of the year.

Under US GAAP, the computation of basic earnings per share considers the weighted average number of shares outstanding during the year.  Diluted earnings per share reflects the potential dilution that will occur if securities or other contracts to issue common stock were exercised or converted in to common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Under Canadian GAAP, escrowed common shares are included in the calculation of loss per share.  Under US GAAP, escrowed common shares are excluded in the calculation of loss per share.

The 173,452 (2001:  173,452;  2000:  173,452) common shares currently escrowed have been excluded for reporting loss per share on a US GAAP basis.

b)

Accounting for Stock-based Compensation

The Company accounts for its share options under Canadian GAAP which requires no compensation expense be recognized because the exercise price of the stock options granted generally equals the fair value of the underlying stock on the date of the grant.  Under SFAS-123, “Accounting for Stock-based Compensation” (“SFAS-123”), stock options are valued at the grant date using the Black-Scholes valuation model.  Had compensation expense for the Company’s share option plan been determined based on the Black-Scholes value at the grant date, pro-forma loss and loss per share would have been as follows:

	2002	2001	2000
Net loss in accordance with US GAAP as reported (Note 17 (f))	$(317,041)	$(453,979)	$(298,816)
Pro-forma adjustment for SFAS-123	(41,500)	(54,000)	(91,600)

Pro-forma net loss	$(358,541)	$(507,979)	$(390,416)

Pro-forma net loss per share	$ (0.03)	$ (0.05)	$ (0.05)

Note 17

Differences Between Canadian and United States of America Accounting Principles – (cont’d)

b)

Accounting for Stock-based Compensation – (cont’d)

The fair value of these options was estimated at the date of the grant using the following weighted average assumptions:

Years ended June 30,
	2002	2001	2000
Volatility fact of expected market price of the Company’s shares	76.5%	73.6%	114%

Dividend yield	0%	0%	0%

Weighted average expected life of stock options	5 yrs	1 year	2 yrs

Risk-free interest rate	3%	4%	5%

c)

Accounting for Impairment of Long-lived Assets

In March, 1996, Statement of Financial Accounting Standards No. 12 “Accounting for Impairment of long-lived assets and for long-lived assets to be disposed of” was issued.  Certain long-lived assets held by the Company must be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable.  Accordingly, the impairment loss is recognized in the period it is determined.  The Company does not believe that the adoption of this accounting policy would have a material effect on its financial position or results of operations under US GAAP.

d)

Accounting for Income Taxes

Under the asset and liability method of Statement of Financial Accounting Standards No. 109 (“SFAS-109”), deferred tax assets and liabilities are recognized for estimated future tax consequences attributable to differences between the financial statements carrying amount of existing assets and liabilities and their respective tax bases, measured using the provisions of enacted tax laws.  A deferred tax asset with respect to loss carry-forwards and timing differences would not be recognized and the recognition criteria for deferred tax assets have not been met.  Accordingly, the application of US GAAP does not result in a material difference from Canadian GAAP.

Note 17

Differences Between Canadian and United States of America Accounting Principles – (cont’d)

e)

New Accounting Standards

i)

In June 2001, the Financial Accounting Standards Board approved for issuance, Statement of Financial Accounting Standards No. 143 (“SFAS No. 143”), “Accounting for Asset Retirement Obligations”, which addresses the accounting for legal obligations associated with the retirement of tangible long-lived assets.  Under SFAS No. 143, the fair value of a liability for an asset retirement obligation shall be recognized in the period in which the obligation is incurred.  SFAS No. 143 is effective for fiscal years beginning after June 15, 2002, with early adoption permitted.

ii)

In August 2001, the Financial Accounting Standards Board approved for issuance, Statement of Financial Accounting Standards No. 144 (“SFAS No. 144”), “Accounting for the Impairment and Disposal of Long-lived Assets.”  SFAS No. 144 was issued to resolve implementation issues that have been created under Statement of Financial Accounting Standards No. 121.  Under SFAS No. 144 one accounting model is required to be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and certain additional disclosures are required.  SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 31, 2001.

The Company does not expect the adoption of these new accounting standards will have a material effect on its financial position or results of operations.

f)

The impact of the above on the financial statements for the fiscal years ended June 30 are as follows:

	2002	2001	2000
Net loss for the year per Canadian and US GAAP	$(317,041)	$(453,979)	$(298,816)

Basic loss per share per US GAAP	$ (0.03)	$ (0.04)	$ (0.04)

Weighted average number of shares outstanding per US GAAP	12,414,903	10,878,803	8,205,231

PACIFIC CORPORATE TRUST COMPANY

625 Howe Street – 10th Floor Vancouver BC V6C 3B8

T: (604) 689-9853 F: (604) 689-8144

October 10, 2002

British Columbia Securities Commission

PO Box 10142 Pacific Centre

701 West Georgia Street 9th Floor

Vancouver, BC

V7Y 1L2

Dear Sirs:

As per National Instrument 54-101 requirements, please be advised of the following:

Issuer: INTERNATIONAL BARRIER TECHNOLOGY INC.

CUSIP # 458968104

Meeting Date: December 11, 2002

Record Date for Notice: November 6, 2002

Record Date for Voting: November 6, 2002

Beneficial Ownership Determination Date: November 6, 2002

Class of Securities Entitled to Receive Notice: Common

Class of Securities Entitled to Vote: Common

Business: Non-Routine

If you require further information, please contact:

"Yasmin Juma"

Yasmin Juma

PACIFIC CORPORATE TRUST COMPANY

cc: Alberta Securities Commission

cc: P.E.I. Securities Commission

cc: Manitoba Securities Commission

cc: Quebec Securities Commission

cc: New Brunswick Securities Commission

cc: Saskatchewan Securities Commission

cc: Newfoundland Securities Commission

cc: Northwest Territory

cc: Nova Scotia Securities Commission

cc: Yukon Territory

cc: Ontario Securities Commission

cc: Nunavut

cc: TSX Venture Exchange

cc: CDS Inc.

PACIFIC CORPORATE TRUST COMPANY

625 Howe Street – 10th Floor

Vancouver, B.C. V6C 3B8

Telephone: (604) 689-9853

Fax: (604) 689-8144

November 14, 2002

B.C. Securities Commission

Executive Director

701 W Georgia Street, 9th Floor

Vancouver, B.C. V7Y 1L2

Dear Sirs\Mesdames:

RE:

INTERNATIONAL BARRIER TECHNOLOGY INC

MAILING ON NOVEMBER 14, 2002

We confirm that on the above date, the following material issued by the subject Company was forwarded by prepaid first class mail to all of the registered members of the Company:

·  Notice of Meeting ·  Information Circular

·  Proxy ·  Supplemental Return Card

·  Form 51-901F ·  Schedules B & C

·  Annual Financial Statements for the Year Ending June 30, 2002

The filing fee(s) for the financial statements have been remitted via SEDAR.

Yours truly,

PACIFIC CORPORATE TRUST COMPANY

"Yasmin Juma"

Yasmin Juma

YJ/jo

cc: TSX Venture Exchange

cc: International Barrier Technology Inc

cc: Alberta Securities Commission

cc: Morton & Company

cc: Amisano Hanson

INTERNATIONAL BARRIER TECHNOLOGY INC.

#604-750 ‘West Pender Street

Vancouver, BC

V6C 2T7

Tel: 604-689-0188

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

TAKE NOTICE that the Annual General Meeting of Members of International Barrier Technology Inc., (The “Company”) will be held at Suite 1200-750 West Pander Street, Vancouver British Columbia, on:

December 11,2002

at the hour of 10:00 o’clock in the forenoon (Vancouver time) for the following purposes:

1.

to receive the Report of the Directors;

2.

to receive the financial statements of the Company for its fiscal year ended June 30, 2002 and the report of the Auditors thereon;

3.

to fix the number of Directors at three (3);

4.

to elect Directors;

5,

to appoint Amisano Hanson, Chartered Accountants, as auditors and to authorize the Directors to fix their remuneration;

6.

to authorize and approve the implementation by the Board of Directors of a stock option plan on the basis set out in the Information Circular;

7.

for disinterested shareholders to authorize the Company to decrease the exercise price of incentive stock options previously granted to insiders of the Company;

8.

 to approve by Special Resolution, the following:

(a)

all of the 1001000,000 common shares without par value, both issued and unissued, be consolidated into 20,000,000 common shares without par value, every five (5) of such shares before consolidation being consolidated into one (1) share;

(b)

the authorized capital of the Company be increased from 20000,000 common shares without par value to 100,000,000 common shares without par value;

(c)

paragraph 2 of the Memorandum of the Company be altered to show the new authorized capital of the Company as 100,000,000 common shares without par value;

(d)

the Company change its name to Intercontinental Barrier Technology Inc. or such other name as may be approved by the Directors, the Registrar of Companies and the TSX Venture Exchange;

(e)

paragraph 1 of the Memorandum of the Company be altered to show the new name of the Company;

(f)

the Directors of the Company be and are hereby authorized, in their sole discretion, to effect such other consolidation of the Company’s share capital, provided that the consolidation effected is less than five (5) current shares for one (1) new share and, in such event, subparagraphs (a) through (c) of this Special Resolution will be deemed for all purposes to have been retroactively amended consistent with the consolidation ratio so effected, without further shareholder approval.

9.

to transact any other business which may properly come before the Meeting or any adjournment thereof.

Accompanying this Notice are an Information Circular and Proxy.

A member entitled to vote at the Meeting is entitled to appoint a proxy holder to attend and vote in his stead.  If you are unable to attend the Meeting or any adjournment thereof in person, please date, execute, and return the enclosed form of proxy in accordance with the instructions set out in the notes to the proxy and any accompanying information from your intermediary.

DATED at Vancouver, British Columbia, this 6th day of November, 2002.

ON BEHALF OF THE BOARD OF DIRECTORS

“MICHAEL D. HUDDY”

PRESIDENT

INTERNATIONAL BARRIER TECHNOLOGY INC.

#604-750 West Pender Street

Vancouver, BC

V6C 2T7

Tel: 604-689-0188

INFORMATION CIRCULAR AS AT NOVEMBER 6, 2002

SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY AND ON BEHALF OF THE MANAGEMENT OF INTERNATIONAL BARRIER TECHNOLOGY INC. ("the Company") for use at the Annual General Meeting of shareholders of the Company to be held on December 11, 2002 and any adjournment thereof, for the purposes set forth in the attached Notice of Meeting.  Except where otherwise indicated, the information contained is stated as of November 6, 2002.

All cost of this solicitation will be borne by the Company.  In addition to the solicitation of proxies by mail, directors, officers and some regular employees may solicit proxies personally, by telephone or telegraph, but will not receive compensation for so doing.

APPOINTMENT OF PROXYHOLDER

The persons named as proxyholder in the accompanying form of proxy were designated by the management of the Company ("Management proxyholder").  A shareholder desiring to appoint some other person ("Alternate Proxyholder") to represent him at the Meeting may do so by inserting such other person's name in the space indicated or by completing another proper form of proxy.  A person appointed as proxyholder need not be a shareholder of the Company. All completed proxy forms must be deposited with Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, not less than forty-eight (48) hours, excluding Saturdays, Sundays, and holidays, before the time of the Meeting.

REVOCATION OF PROXY

Every proxy may be revoked by an instrument in writing

(a)

executed by the shareholder or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer, or attorney, of the corporation; and

(b)

delivered either to the registered office of the company at any time up to and including the last business day preceding the day of the meeting or any adjournment of it, at which the proxy is to be used, or to the chairman of the meeting on the day of the meeting or any adjournment of it, or in any other manner provided by law.

EXERCISE OF DISCRETION BY PROXYHOLDER

The proxyholder will vote for or against or withhold from voting the shares, as directed by a shareholder on the proxy, on any ballot that may be called for.  In the absence of any such direction, the Management Proxyholder will vote in favour of matters described in the proxy.  In the absence of any direction as to how to vote the shares, an Alternate Proxyholder has discretion to vote them as he or she chooses.

The enclosed form of proxy confers discretionary authority upon the proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting and other matters which may properly come before the Meeting.  At present, Management of the Company knows of no such amendments, variations or other matters.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company’s Registrar and Transfer Agent as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered holder should strike out the names of the Management Proxyholders named in the form and insert the Non-Registered Holder’s name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On November 6, 2002 there were 13,138,355 common shares issued and outstanding, each share carrying the right to one vote.  Only shareholders of record at the Close of Business on November 6, 2002 will be entitled to vote in person or by proxy at the Meeting or any adjournment thereof.  Each person shall have one vote for each share held.

To the knowledge of the Directors or Senior Officers of the Company, the beneficial owners or persons exercising control or direction over Company shares carrying more than 10% of the outstanding voting rights are:

Name and Address	Number of Shares	Approximate Percentage of Total Issued
Corcoran Enterprises Ltd.* 3223 West 37th Avenue Vancouver, BC V6N 2V3	1,998,215	15.2%

A private company owned by David J. Corcoran.

ELECTION OF DIRECTORS

Management proposes to fix the number of Directors of the Company at three (3) and to nominate the persons listed below for election as Directors.  Each Director will hold office until the next Annual General Meeting, unless his office is earlier vacated.  Management does not contemplate that any of the nominees will be unable to serve as a director.  In the event that prior to the meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the proxy as nominee to vote the shares represented by proxy for the election of any other person or persons as directors.

The following table sets out the names of the Management nominees; their positions and offices in the Company; principal occupations; the period of time that they have been Directors of the Company; and the number of shares of the Company which each beneficially owns or over which control or direction is exercised.  Two of the nominees for director are residents of Canada and British Columbia.

Name and Present Office Held	Director Since	# of Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised at the Date of This Information Circular	Principal Occupation and if not at Present an Elected Director, Occupation During the Past Five (5) Years
Michael D. Huddy* Plymouth, Minnesota, USA President/Director	July 25, 1994	1,197,607 Common Shares	President of International Barrier Technology Inc.
David J. Corcoran* Vancouver, BC Director	July 10, 1986	1,998,215** Common Shares	Company administrator; President and Owner of Corcoran Enterprises Ltd.
Victor A. Yates* Vancouver, BC Director	November 6, 1987	877,229 Common Shares	President and Owner of Continental Appraisals Ltd.

*Member of Audit Committee.

**These shares are held by Corcoran Enterprises Ltd., a private company owned by David J. Corcoran.

NOTES:

(a)

The information as to shareholdings has been furnished by the respective nominees.

(b)

Except as indicated in the table, each of the above nominees is now a director of the Company and was so elected at the preceding Annual General Meeting.

Advance Notice of Annual General Meeting of the Company was published pursuant to Section 111 of the Company Act in The Province on October 8, 2002.

STATEMENT OF EXECUTIVE COMPENSATION

For purposes of this section:

"executive officer" of the Company means an individual who at any time during the year was the chairman or a vice-chairman of the board of directors, where such person performed the functions of such office on a full-time basis, the president, any vice-president in charge of a principal business unit such as sales, finance or production, or any officer of the Company or of a subsidiary or other person who performed a policy-making function in respect of the Company;

"SAR" or "stock appreciation right" means a right, granted by the Company or any of its subsidiaries, as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of its securities; and

"LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as an incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans.

The following table is a summary of the compensation paid to the chief executive officer of the Company and each executive officer who earned over $100,000 in total salary and bonus during the  three most recently completed financial years, for services rendered to the Company or a subsidiary of the Company.

SUMMARY COMPENSATION TABLE

Annual Compensation	Long Term Compensation
Awards	Payouts
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All other Compen-sation ($) (i)
Michael D. Huddy, President/ CEO	/02 /01 /00	$141,093 $136,800 $132,579	Nil Nil Nil	Nil Nil Nil	315,000 315,000 200,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

There were no options/SAR  granted to Executive Officers during the financial year ended June 30, 2002.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

There were no options exercised by Executive Officers during the financial year ended June 30, 2002.

OPTION AND SAR REPRICINGS

There were no options repriced for Executive Officers during the financial year ended June 30, 2002.

COMPENSATION OF DIRECTORS

The Company has not paid any compensation to the Directors for their services as Directors during the most recently completed fiscal year and has no standard arrangement to compensate them for such services other than the granting of Director Stock Options.

Since the commencement of the Company's last completed financial year the following options to purchase common shares of the Company were granted to or exercised by directors, who were not Executive Officers:

Options Granted:

Directors	Total No. of Shares	Date of Grant	Price	Expiry Date
Corcoran Enterprises Ltd. (David J. Corcoran)	415,000	June 5, 2002	$0.10	June 5, 2007
Continental Appraisals Ltd. (Victor Yates)	415,000	June 5, 2002	$0.10	June 5, 2007

The price range of securities traded in the 30 day period prior to the grant was $0.01 to $0.08.

Options Exercised:

Directors	Total Number of Shares Purchased	Purchase Price
Corcoran Enterprises Ltd. (David J. Corcoran)	300,000	$0.10
Continental Appraisals Ltd. (Victor Yates)	300,000	$0.10

The price range of securities traded in the 30 day period prior to the exercise was $0.01 to $0.08.

The aggregate net value of shares under option (market value less exercise price) as at the date of exercise was <$27,000.00>.

MANAGEMENT CONTRACTS

The Company is not a party to a Management Contract with anyone other than Directors or Executive Officers of the Company.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the Directors, Senior Officers, proposed nominees for election as directors or their associates have been indebted to the Company since the beginning of the last completed financial year.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No insider of the Company, nominee for election as a Director, or associate or affiliate of them, has any material beneficial interest, in any transaction since the commencement of the Company's last  financial year or in any proposed transaction, which has or will materially affect the Company.

APPOINTMENT OF AUDITORS

Management is recommending that shareholders vote to appoint Amisano Hanson, Chartered Accountants, #604-750 West Pender Street, Vancouver, British Columbia, V6C 2T7, as Auditors for the Company and to authorize the Directors to fix their remuneration.  Amisano Hanson, Chartered Accountants were first appointed as Auditors for the Company in December, 1991.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Establishment of Stock Option Plan

Management is seeking shareholder approval for the adoption of a formal stock option plan (the “Plan”) and the approval of the number of shares reserved for issuance under the Plan in accordance with and subject to the rules and policies of the TSX Venture Exchange (“TSXV”).  The Board of Directors of the Company has established an incentive stock option plan (the “Plan”).  The purpose of the Plan is to provide incentive to employees, directors, officers, management companies and consultants who provide services to the Company and reduce the cash compensation the Company would otherwise have to pay.

It is proposed that number of common shares which may be issued pursuant to options granted under the Plan may not exceed 10% of the issued and outstanding shares of the Company at the time of granting of options (including all options granted by the Company prior to the adoption of the Plan).  The Company has historically granted options on an individual basis rather than under a stock option plan.  As of the date hereof, 1,310,000 common shares are reserved for issuance pursuant to the exercise of outstanding stock options.  Any new options will be granted under the Plan.  The Company is presently classified as a Tier 2 company by the TSXV.

Terms of the Stock Option Plan

A full copy of the Plan will be available at the Annual General Meeting for review by shareholders. Shareholders may also obtain copies of the Plan from the Company prior to the meeting on written request. The following is a summary of the material terms of the Plan:

Number of Shares Reserved. The number of common shares which may be issued pursuant to options granted under the Plan may not exceed 10% of the issued and outstanding shares of the Company from time to time at the date of granting of options (including all options granted by the Company prior to the adoption of the Plan).

Maximum Term of Options.  The term of any options granted under the Plan will be fixed by the Board of Directors and may not exceed five years from the date of grant, or 10 years if the Company is classified as a “Tier 1” issuer under the policies of the TSXV.  The options will be non-assignable and non-transferable.

Exercise Price.  The exercise price of options granted under the Plan will be determined by the Board of Directors, provided that it is not less than the Discounted Market Price, as that term is defined in the TSXV policy manual or such other minimum price as is permitted by the TSXV in accordance with the policies from time to time, or, if the shares are no longer listed on the TSXV, then such other exchange or quotation system on which the shares are listed or quoted for trading.

Reduction of Exercise Price.  The exercise price of stock options granted to insiders may not be decreased without disinterested shareholder approval, as described below.

Termination.  Any options granted pursuant to the Plan will terminate generally within 90 days of the option holder ceasing to act as a director, officer, or employee of the Company or any of its affiliates, and within generally 30 days of the option holder ceasing to act as an employee engaged in investor relations activities, unless such cessation is on account of death.  If such cessation is on account of death, the options terminate on the first anniversary of such cessation.  If such cessation is on account of cause, or terminated by regulatory sanction or by reason of judicial order, the options terminate immediately.  Options that have been cancelled or that have expired without having been exercised shall continue to be issuable under the Plan.  The Plan also provides for adjustments to outstanding options in the event of any consolidation, subdivision, conversion or exchange of Company’s shares.

Administration.  The Plan will be administered by the Board of Directors of the Company or senior officer or employee to which such authority is delegated by the Board from time to time.

Board Discretion.  The Plan provides that, generally, the number of shares subject to each option, the exercise price, the expiry time, the extent to which such option is exercisable and other terms and conditions relating to such options shall be determined by the Board of Directors of the Company or senior officer or employee to which such authority is delegated by the Board from time to time. The number of option grants, in any 12 month period, may not result in the issuance to any one optionee which exceed 5% of the outstanding common shares of the Company (unless the Company is a Tier 1 issuer and has obtained the requisite disinterested shareholder approval), or the issuance to a consultant or an employee engaged in investor relations activities which exceed 2% of the outstanding common shares of the Company.

The Plan must be approved yearly at the Company’s annual general meeting.  Disinterested shareholder approval will be sought in respect of any material amendment to the Plan.

Shareholder Approval

Shareholders will be asked at the Meeting to approve with or without variation the following resolution:

“BE IT RESOLVED that the Stock Option Plan be and it is hereby approved, that in connection therewith a maximum of 10% of the issued and outstanding shares at the time of each grant be approved for granting as options and that the board of directors be and they are hereby authorized, without further shareholder approval, to make such changes to the Stock Option Plan as may be required or approved by regulatory authorities.”

Disinterested Shareholder Approval

Under the rules and policy of the TSXV, disinterested shareholder approval is required to be obtained if the Company is decreasing the exercise price of incentive stock options previously granted to insiders of the Company. In order for the resolution to be approved by disinterested shareholders, the Plan must be approved by a majority of votes cast on the resolution by all shareholders excluding votes attached to shares beneficially owned by:

(i)

insiders to whom options may be granted under the Plan; and

(ii)

associates of such persons referred to in subparagraph (i).

Disinterested shareholders (being a simple majority of the votes cast by the shareholders who are not insiders of the Company or associates of such insiders) will be asked to approve the following resolution:

“BE IT RESOLVED THAT the Company be authorized to decrease the exercise price of incentive stock options previously granted to insiders of the Company at such price or prices and upon such terms as may be acceptable to the TSX Venture Exchange from time to time.”

As at November 6, 2002, the record date, the Company had a total of 13,138,355 common shares issued and outstanding. To the best of the knowledge of management, insiders and their associates beneficially own a total of 4,073,051 common shares.  Accordingly, the number of shares held by disinterested shareholders will total 9,065,304.

Consolidation and Name Change

Management are again requesting shareholder acceptance of a consolidation of the Company’s shares.  Management obtained shareholder acceptance of a 5 for 1 share consolidation at the 2001 annual general meeting.  Management did not effect the share consolidation during the year.  Management considers it prudent to seek acceptance for the consolidation from shareholders of record for the 2002 annual general meeting.

Accordingly, management are requesting shareholder acceptance of a consolidation of the Company's common shares on the basis of up to five (5) current common shares into one (1) new common share and a change of name of the Company to Intercontinental Barrier Technology Inc. or such other name as determined by the Directors, subject to regulatory approvals, as a precautionary step.  Management wish to have available the option to effect a restructure of the Company.  Such restructuring would likely require a share consolidation.  Obtaining shareholder acceptance of a share consolidation at the annual general meeting will avoid any expense and delay of such restructuring.

Accordingly, shareholders of the Company will be asked to approve, by Special Resolution, the following:

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

all of the 100,000,000 common shares without par value, both issued and unissued, be consolidated into 20,000,000 common shares without par value, every five (5) of such shares before consolidation being consolidated into one share;

2.

the authorized capital of the Company be increased from 20,000,000 common shares without par value to 100,000,000 common shares without par value;

3.

paragraph 2 of the Memorandum of the Company be altered to show the new authorized capital of the Company as 100,000,000 common shares without par value;

4.

the Company change its name to Intercontinental Barrier Technology Inc. or such other name as may be approved by the Directors, the Registrar of Companies and the TSX Venture Exchange;

5.

paragraph 1 of the Memorandum of the Company be altered to show the new name of the Company;

6.

the Directors of the Company be and are hereby authorized, in their sole discretion, to effect such other consolidation of the Company's share capital, provided that the consolidation effected is less than five (5) current shares for one (1) new share and, in such event, subparagraphs (a) through (c) of this Special Resolution will be deemed for all purposes to have been retroactively amended consistent with the consolidation ratio so effected, without further shareholder approval.”

Management have no current plans to proceed with a share consolidation and name change.

As of the date of this circular, management knows of no other matters to be acted upon at this Annual General Meeting.  However, should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the shares represented by the proxy.

DATED at Vancouver, British Columbia, this 6th day of November, 2002

CERTIFICATE FOR ALBERTA SHAREHOLDERS

The foregoing contains no untrue statements of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in  which it was made.

IT IS AN OFFENCE UNDER THE SECURITIES ACT (ALBERTA), THE SECURITIES REGULATION (ALBERTA) AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ON BEHALF OF THE BOARD

“MICHAEL D. HUDDY”

__________________________________

MICHAEL D. HUDDY, President

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS  OF

INTERNATIONAL BARRIER TECHNOLOGY INC.

TO BE HELD AT SUITE 1200, 750 WEST PENDER STREET,

VANCOUVER, BRITISH COLUMBIA, ON WEDNESDAY,

DECEMBER 11, 2002, AT 10:00 AM

The undersigned member (“Registered Shareholder”) of the Company hereby appoints, DAVID J. CORCORAN a Director of the Company, or failing this person, VICTOR YATES, a Director of the Company, or JAMES N. MORTON, solicitor for the Company, or in the place of the foregoing,                                       (print the name), as proxyholder for and on behalf of the  Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ____________________________

DATE SIGNED: ___________________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
To fix the number of Directors at three (3)			N/A
To appoint Amisano Hanson, Chartered Accountants, as auditors of the Company at a remuneration to be fixed by the Directors		N/A
To elect Michael D. Huddy as Director		N/A
To elect David J. Corcoran as Director		N/A
To elect Victor A. Yates as Director		N/A
To approve the implementation of a stock option plan and the granting of incentive stock options thereunder			N/A

For disinterested shareholders to authorize the Company to decrease the exercise price of incentive stock options previously granted to insiders of the Company at such price or prices and upon such terms as may be acceptable to the TSX Venture Exchange from time to time

N/A
To approve by Special Resolution a share consolidation and a name change of the Company as set out in the Information Circular			N/A
To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions		N/A

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

a)   appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(b)   appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.stocktronics.com/webvote

INTERNATIONAL BARRIER TECHNOLOGY INC.

750 West Pender Street, Suite 604

Vancouver BC V6C 2T7

Tel: 604-689-0188

Fax: 604-689-9773

November 27, 2002

British Columbia Securities Commission

12th Floor, 701 West Georgia Street

Vancouver, BC V7Y 1L2

Dear Sirs:

Re:

International Barrier Technology Inc.

Three months ended September 30, 2002

We confirm that on the above date the attached material issued by the subject company was forwarded by prepaid first class mailed to all the registered members of the Company.  We also confirm that the attached material was distributed to intermediaries in accordance with National Policy 41.

Yours truly,

INTERNATIONAL BARRIER TECHNOLOGY INC.

"David Corcoran"

David Corcoran, Director

cc:

Canadian Venture Exchange

Morton & Company

Pacific Corporate Trust

British Columbia	QUARTERLY AND YEAR END REPORT
Securities Commission	BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC   V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:
X	Schedule A
X	Schedule B
(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
YY/MM/DD
International Barrier Technology Inc.	September 30, 2002	02/11/29

ISSUER’S ADDRESS	c/o 750 West Pender Street, Suite 604

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.

Vancouver	BC	V6C 2T7	604-689-9773	1-800-638-4570
CONTACT PERSON	CONTACT’S POSITION	CONTACT TELEPHONE NO.

Michael Huddy	President	1-800-638-4570
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS

info@intlbarrier.com	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

“Victor Yates”	VICTOR YATES	02/11/29
DATE SIGNED
DIRECTOR’S SIGNATURE	PRINT FULL NAME	YY/MM/DD

“David Corcoran”	DAVID CORCORAN	02/11/29
DATE SIGNED
DIRECTOR’S SIGNATURE	PRINT FULL NAME	YY/MM/DD

(Electronic signatures should be entered in “quotations”)

INTERNATIONAL BARRIER TECHNOLOGY INC.

QUARTERLY REPORT

for the three months ended September 30, 2002

Schedule A:

Financial Statements

–

See consolidated financial statements attached

Schedule B:

1.

Analysis of expenses and deferred costs:

General and administrative expenses

-

See consolidated financial statements attached

Cost of goods sold
Materials	$ 346,424
Plant wages	75,191
Plant overhead	16,831

$ 438,446

2.

Related party transactions:

–

See Note 3 to the consolidated financial statements attached

3.

Summary of securities issued and options granted during the period:

a)

There were no securities issued during the period.

b)

There were no options granted during the period.

4.

Summary of securities as at the end of the period:

a)

Description of authorized share capital

–

See Note 2 to the consolidated financial statements attached

b)

Number and recorded value for shares issued and outstanding

–

See Note 2 to the consolidated financial statements attached

c)

Description of options, warrants and convertible securities outstanding

–

See Note 2 to the consolidated financial statements attached

d)

Number of shares subject to escrow or pooling agreements

–

See Note 2 to the consolidated financial statements attached

5.

List of directors and officers as at the date of this report:

David Corcoran, Director

Victor Yates, Director

Michael Huddy, President and Director

Tom Corcoran, Secretary

Schedule C:

Management Discussion and Analysis

-

See attached

INTERNATIONAL BARRIER TECHNOLOGY INC.

QUARTERLY REPORT

for the three months ended September 30, 2002

Schedule C:

Management Discussion & Analysis

Description of Business

The Company (“Barrier”) manufactures and sells fire-rated building materials primarily in the United States of America.  The Company’s common shares are listed for trading on the TSX Venture Exchange in Canada and the over-the-counter Bulletin Board in the United States of America.

Discussion of Operations

Sales reported for the quarter ended September 30, 2002 were $565,123, representing an increase of over 60% from the quarter ended September 30, 2001. Gross profit numbers were up to $126,677 from $54,190 the previous year. Gross profit margins also increased to 22.4% from 15.5% reflecting the enhanced efficiencies of greater volumes of production.  Barrier experienced a $140,400 operating loss for the fiscal quarter compared to an operating loss of $163,222 in the same period the previous year.

Sales as measured by surface footage of product shipped increased by 43.9% to a total of 509,540 square feet. Lowe's business was up 6% (to 161,300 sq.ft.). Manufacturers Reserve Supply business was up 10% (to 184,100 sq.ft.). Logan Lumber, our distributor in Florida shipped 69,700 sq.ft. during the quarter compared to zero shipments in the same period last year. AFM, Barrier’s partner to the Structural Insulated Panel (SIP’s) business increased their shipments to 48,300 square feet from a rate of 25,200 in the same period last year. Barrier anticipates the rate of volume sales to continue to improve, quarter to quarter, for the entire fiscal year.

Cost of goods sold increased to $438,446 (77.6% of sales) from $295,517 (84.5% of sales) in the previous year. On a percentage basis, cost of goods sold should continue to decrease as increasing production and sales volumes improve operating efficiencies in the manufacturing process.  Barrier continues to purchase all of the wood sheathing used in the production of Blazeguard, except for that destined for AFM.

Operating expenses increased to $32,058 from $23,572. This increase reflects a slightly lower cost for R & D development but higher license fees based on one quarter of the yearly minimum of US$50,000.  Barrier expenses license fees for the exclusive rights to surface applied Pyrotite technology in the US.

General and administrative expenses increased to $190,407 from $164,764 in the same quarter one year ago. The most significant changes from last year involved accounting and audit fees and foreign exchange.

Almost all of the other categories of expenses in the G&A portion of this financial report were similar to last years expenses. There was a decrease of $5,202 in office and miscellaneous, reflecting an ongoing commitment to be frugal in Barrier’s expenditure of discretionary funds. Telephone charges were up $1,083 reflecting increased marketing and sales calls to the middle-Atlantic area and to Florida.  The Company did not retain an investor relations consultant during the quarter.

Barrier reported a net loss of $140,000 or $0.01 per share for the period compared to a net loss of $163,22 or $0.01 per share for the comparative period.

INTERNATIONAL BARRIER TECHNOLOGY INC.

QUARTERLY REPORT

for the three months ended September 30, 2002

New market developments continue to provide opportunity for future sales. These markets involve modular buildings: as interior “painted” walls in remote equipment shelters; and, as a part of a fire-rated roof deck assembly for modular/commercial applications. Barrier continues to experiment with process technology needed to utilize our existing production equipment to spray apply an epoxy paint system over the top of Blazeguard. This panel will compete directly with plastic overlaid (FRP) panels in a variety of applications, including: commercial kitchens and bathrooms; as well as, corridor walls in minimum security prisons, hospitals, and schools. Recent building code interpretations have made a fire rating in these markets even more of a necessity. Plastic burns readily with dangerous “smoke-developed” properties making it a dangerous choice even if used in combination with fire-rated sheet rock. Barrier’s Blazeguard product provides a cost effective alternative to plastic/sheet rock overlaid panels but Blazeguard needs to be finished with a surface coating that will compete in serviceability to plastic.

The Tnemec Paint Company, a respected producer of paint systems for commercial applications in the United States, has been instrumental in helping Barrier develop the appropriate finishing/painting technology required to provide a panel that meets the needs of the remote equipment shelter market.  Barrier has prepared samples utilizing existing equipment in the manufacturing facility in Watkins, Minnesota. Barrier believes that this panel will compete favorably with plastic overlaid panels, at similar pricing, but have the advantage of being “Class A” fire rated. Barrier intends to continue its work with the Tnemec Paint Company to grow sales in this market through 2003.

Barrier has continued the development of a rated roof assembly for modular/commercial building applications.  Work which had started in 2001 with TruFast, Inc., a company who manufactures screws and nails for the mobile/modular industry has continued with the support of Mulehide Building Systems, Inc. (a subsidiary of ABC Supply, Inc.).  Mulehide carries a variety of “private-labeled” materials that are currently used in mobile/modular roofing systems including adhesives and surface membranes. Blazeguard will provide an integral portion of a new commercial roof system Mulehide plans to market in 2003. Extensive fire and wind load testing has already been completed. Final R&D testing is scheduled for December 2, 2002. Once the R&D tests are complete, Barrier and Mulehide will work together to have a rated “system” listed by UL (or another independent testing and listing laboratory in the US). Barrier and Mulehide plan to have significant sales develop in this market by year end 2003.

Barrier’s existing market applications continue to provide the basis of sales and fund the current cash flow requirements of the company. New construction in multi-family residential building projects has emerged as our largest and most stable market. Barrier’s Florida wholesale distributor is currently purchasing product at a rate higher than ever and Florida has become the best US market opportunity for the Blazeguard product.

INTERNATIONAL BARRIER TECHNOLOGY INC.

QUARTERLY REPORT

for the three months ended September 30, 2002

The Lowe’s Contractor Yard’s have continued to convince multi-family development contractors to use Blazeguard. Sales in the current quarter were up 6% from the previous year to 172,840 square feet. For the quarter Lowe’s sales were second only to Manufacturers Reserve Supply (184,100 sq.ft.).  Even with the slow building months that occurred subsequent to the September 11, 2001 disaster, Lowe’s has built an expanded market share. Blazeguard continues to be the only fire-rated sheathing the Lowe’s Company has approved to sell.

While Barrier’s current business has been nearly exclusive to the Contractor Yard Division of The Lowe’s Company, increased interest has been shown by the Lowe’s Home Center Distribution Yards. Many of the over 1,000 stores Lowe’s has have commercial sales departments which cater to the builder community. These commercial sales departments periodically have teleconferencing meetings where business and new products are discussed. In the past few months Blazeguard has been discussed during a teleconference meeting. Each time this happens, Barrier receives numerous calls from all over the country. As interest continues to build in the Lowe’s Home Center network, it is likely that Lowe’s will elect to inventory Blazeguard at Central inter-company distribution centers. These centralized distribution centers serve to minimize transportation and handling costs to the Home Center Stores making it more economic to carry the Blazeguard product in less than full truckload quantities (LTL). Blazeguard is now inventoried at nine Contractor Yard locations, up from 5 in 2001.

Manufactures Reserve Supply, Inc., Barrier’s wholesale lumber distributor in New Jersey and eastern Pennsylvania continues to be a significant and important customer. Their business, however, has been primarily focused on FRT “roof replacement” projects at the expense of exciting opportunities in new construction. Many of the remaining FRT replacement projects have already been completed and the State of New Jersey has terminated their program of funding FRT replacement projects with public money. Consequently, sales into this geography have been falling.  In this quarter, however, MRS reversed the trend of declining sales and has actually increased sales compared to the previous year by approximately 10% (to 184,100 sq.ft.). Barrier and MRS are encouraged by some recent success and interest in the use of Blazeguard in new construction projects in the New Jersey geography MRS services. One of the factors fueling interest is the suspicion that gypsum sheet rock used under roof sheathing in this area as an alternative to Blazeguard may be susceptible to mold and mildew development. Blazeguard is manufactured with mold and mildew inhibitors making it an appealing choice in high moisture or high humidity environments.

Finally, Barrier’s contracted agreement with a manufacturers representative company covering the State of Florida beginning January 1, 2002 has begun to pay significant dividends. The~~se~~ sales agents which have been representing the Blazeguard product since that date have been quite successful in securing interest and business from new town home builders in the state. This interest will not only improve sales in the new term, it will dramatically improve Barrier’s position in the market in the long-term as well.  This relationship will provide a prototype for similar relationships to be created in other geographies. Barrier believes that the building products distribution network requires committed sales representation accountable directly to the manufacture to maximize sales.

INTERNATIONAL BARRIER TECHNOLOGY INC.

QUARTERLY REPORT

for the three months ended September 30, 2002

Financings

During the three months ended September 30, 2002, the Company did not obtain any additional financing.  At the Company’s annual general meeting in December 2001, the Company’s shareholders approved a resolution for a 1 for 5 share consolidation.  As at the date of this report, the share consolidation has not taken place.

Liquidity and Solvency

The Company has a working capital deficiency of $784,384 as at September 30, 2002.  The Company’s ability to continue as a going concern is dependent upon obtaining new financing and the continued support of its creditors and directors.  Management anticipates the over-the-counter Bulletin Board listing in the United States will facilitate new financings.

Related Party Transactions

There were no changes to the Company’s Board of Directors during the three months ended September 30, 2002.  Related party charges for wages, management fees and interest on loans were $48,685 for the current quarter compared to $44,948 the same quarter in the previous year.

Subsequent Events

There were no material subsequent events which would have any significant effect on the financial position, operations or cash flows of the Company.

INTERNATIONAL BARRIER TECHNOLOGY INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2002

(Unaudited – See Notice to Reader)

NOTICE TO READER

We have compiled the interim consolidated balance sheet of International Barrier Technology Inc. as at September 30, 2002 and the interim consolidated statements of loss, deficit and cash flows for the three month period then ended from information provided by management.  We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information.  Readers are cautioned that these financial statements may not be appropriate for their purposes.

Vancouver, Canada
November 26, 2002	Chartered Accountants

INTERNATIONAL BARRIER TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS

September 30, 2002 and June 30, 2002

(Unaudited - See Notice to Reader)

	(Unaudited)	(Audited)
	September 30, 2002	June 30, 2002
ASSETS
Current
Accounts receivable	$ 76,300	$ 125,529
Inventory	74,748	84,658
Prepaid expenses and deposits	7,832	9,127

	158,880	219,314
Capital assets	962,686	990,676
License fee and technology	1	1

	$ 1,121,567	$ 1,209,991

LIABILITIES
Current
Bank indebtedness	$ 85,386	$ 69,358
Accounts payable and accrued liabilities – Note 3	452,790	468,015
Unearned income	7,141	8,942
Due to related parties – Note 3	230,813	217,256
Current portion of long-term debts	46,110	44,048
Current portion of obligation under capital leases	121,024	115,610

	943,264	923,229
Long-term debts	160,165	161,330
Obligation under capital leases	1,033,280	1,000,174

	2,136,709	2,084,733

SHAREHOLDERS’ DEFICIENCY
Share capital – Note 2	11,029,276	11,029,276

Deficit	(12,044,418)	(11,904,018)

	(1,015,142)	(874,742)

	$ 1,121,567	$ 1,209,991

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC.

INTERIM CONSOLIDATED STATEMENTS OF LOSS

for the three months ended September 30, 2002 and 2001

(Unaudited - See Notice to Reader)

		(Restated
		– Note 4)
	2002	2001
Sales	$ 565,123	$ 349,707
Cost of sales	438,446	295,517

Gross margin	126,677	54,190

Operating Expenses
Research and development	12,542	16,707
License fee expense	19,516	6,865

	32,058	23,572

General and Administrative Expenses
Accounting and audit fees	12,002	-
Filing fees	548	401
Foreign exchange	78,139	57,901
Insurance	7,186	7,502
Interest and bank charges – Note 3	9,173	10,947
Interest on long-term debt	16,697	15,342
Legal fees	1,967	974
Office and miscellaneous	8,369	13,571
Telephone	2,676	1,593
Transfer agent fees	751	-
Travel, promotion and trade shows	8,770	8,058
Wages and management fees – Note 3	44,129	48,475

	190,407	164,764

Loss before amortization	(95,788)	(134,146)

Amortization	(44,612)	(29,076)

Net loss for the period	$ (140,400)	$ (163,222)

Basic and diluted loss per share	$ (0.01)	$ (0.01)

Weighted average number of shares outstanding	13,138,355	12,538,355

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC.

INTERIM CONSOLIDATED STATEMENTS OF DEFICIT

for the three months ended September 30, 2002 and 2001

(Unaudited - See Notice to Reader)

		(Restated
		– Note 4)
	2002	2001

Deficit, beginning of the period, as previously stated	$ (11,904,018)	$ (11,475,260)
Prior period restatement – Note 4	-	(111,717)

Deficit, beginning of the period, restated	(11,904,019)	(11,586,977)
Net loss for the period	(140,400)	(163,222)

Deficit, end of the period	$ (12,044,418)	$ (11,750,199)

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

for the three months ended September 30, 2002 and 2001

(Unaudited – See Notice to Reader)

		(Restated
		– Note 4)
	2002	2001
Operating Activities
Net loss for the period	$ (140,400)	$ (163,222)
Charges not involving cash:
Amortization	44,612	29,076
Foreign exchange	61,500	46,820

	(34,288)	(87,326)
Changes in non-cash working capital balances related to operations:
Accounts receivable	49,229	127,892
Prepaid expenses and deposits	1,295	(4,531)
Inventory	9,910	(36,293)
Accounts payable and accrued liabilities	(15,225)	65,494
Due to related parties	13,557	12,837

	24,478	78,073

Investing Activity
Purchase of capital assets	(16,622)	-

Financing Activities
Increase (decrease) in bank indebtedness	16,028	(53,632)
Decrease in long-term debts	(8,578)	(6,425)
Decrease in obligation under capital leases	(13,505)	(12,743)
Decrease in unearned income	(1,801)	(5,273)

	(7,856)	(78,073)

Change in cash during the period	-	-

Cash, beginning of the period	-	-

Cash, end of the period	$ -	$ -

Supplementary Cash Flow Information
Cash paid for:
Interest	$ 20,910	$ 22,248

Income taxes	$ -	$ -

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2002

(Unaudited - See Notice to Reader)

Note 1

Interim Reporting

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and follow the same accounting policies and methods of their application as the Company’s most recent annual financial statements.  These interim financial statements do not include all of the disclosure included in the annual financial statements, and accordingly, they should be read in conjunction with the annual financial statements for the year ended June 30, 2002.  In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

Note 2

Share Capital

Authorized:
100,000,000 common shares without par value

Issued:	Number	$
Balance, June 30, 2002 and September 30, 2002	13,138,355	11,029,276

Escrow:

At September 30, 2002, 173,452 shares are held in escrow by the Company’s transfer agent.  The release of these shares is subject to the direction or determination of the relevant regulatory bodies.

Commitments:

Stock-based Compensation Plan

At September 30, 2002, the Company has granted the directors the option to purchase 1,310,000 common shares of the Company.  The options are granted with an exercise price equal to the market price of the Company’s shares on the date of the grants.

A summary of the status of company’s share purchase plan for the three months ended September 30, 2002 is presented below:

Weighted
Average
Number	Exercise
of Shares	Price
Options outstanding and exercisable, beginning of the period	1,310,000	$ 0.10

Options outstanding and exercisable, end of the period	1,310,000	$ 0.10

Note 2

Share Capital – (cont’d)

The following summarizes information about the stock options outstanding at September 30, 2002:

	Exercise	Expiry
Number	Price	Date
480,000	$0.10	February 28, 2003
830,000	$0.10	June 5, 2007

1,310,000

Note 3

Related Party Transactions

The Company was charged the following by directors of the Company or private companies with common directors during the three months ended September 30, 2002 and 2001:

	2002	2001
Interest and bank charges	$ 4,556	$ 3,837
Wages and management fees	44,129	41,111

	$ 48,685	$ 44,948

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities at September 30, 2002 is $66,962 (June 30, 2002:  $62,097) owing to directors of the Company.

The amount due to related parties at September 30, 2002 of $230,813 (June 30, 2002:  $217,256) consists of amounts due to directors of the Company or private companies with common directors.  These amounts are unsecured, have no specific terms of repayment and bear interest at 10% per annum.

Note 4

Prior Period Restatement

The Company changed its accounting policy with respect to the deferral and amortization of foreign exchange gains/losses on long-term debt in accordance with the Canadian Institute of Chartered Accountants recommendations.  The new recommendations require the inclusion in current income of all foreign exchange gains/losses on long-term debt instruments.  As a result of this retroactive adjustment, the opening deficit for the year ended June 30, 2001 was increased by $111,717.  In addition, the net loss for the three months ended September 30, 2001 was increased by $40,542.

Note 5

Differences between Canadian and United States of America Accounting Principles

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America (“US GAAP”).

For the three month periods ended September 30, 2002 and 2001, 173,452 (2001:  173,452) common shares currently escrowed have been excluded for reporting loss per share on a US GAAP basis.

	2002	2001
Net loss for the period per Canadian and US GAAP	$ (140,400)	$ (163,222)

Basic loss per share per US GAAP	$ (0.01)	$ (0.01)

Weighted average number of shares outstanding per US GAAP	12,964,903	12,364,903